Exhibit 1.01
Conflict Minerals Report

I.	INTRODUCTION

Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” “us” or “our”) has included this Conflict Minerals Report (the “Report”) as an exhibit to its Form SD, as provided for in Form SD and Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1” or the “Conflict Minerals Rule”) for the reporting period from January 1, 2025 to December 31, 2025.

Applicability of the Conflict Minerals Rule to Our Company

Thermo Fisher is the world leader in serving science. Our Mission is to enable our customers to make the world healthier, cleaner and safer. Whether our customers are accelerating life sciences research, solving complex analytical challenges, increasing productivity in their laboratories, improving patient health through diagnostics or the development and manufacture of life-changing medicines, we are here to support them. Our global team delivers an unrivaled combination of innovative technologies, purchasing convenience and pharmaceutical services through our industry-leading brands, including Thermo Scientific, Applied Biosystems, Invitrogen, Gibco, Fisher Scientific, Unity Lab Services, Patheon and PPD.

For a description of the products we manufactured in 2025, see the products description for each of our businesses on pages 3-4 of our 2025 Annual Report on Form 10-K, which you can find at https://ir.thermofisher.com/investors/financials/annual-reports/default.aspx. For 2025, our in-scope products that contain columbite-tantalite (coltan), cassiterite, wolframite, and gold, or their derivatives, tantalum, tin, and tungsten, collectively known as “Conflict Minerals” or “3TG” that originated or might have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), included products within each of our businesses.

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY

As required by the Conflict Minerals Rule, for 2025, we conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TG in in-scope products originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources.

We do not source the necessary 3TG in the in-scope products that we manufacture directly from mines, smelters or refiners and believe that we are in most cases many levels removed from these market participants. We rely on suppliers whose materials or components are likely to contain 3TG to provide us with information about the origin of 3TG contained in those materials or components.

For 2025, we engaged an independent third-party supply chain expert (the “Service Provider”) to assist with our 3TG due diligence program. Acting on our behalf, the Service Provider sought sourcing information from our suppliers by asking them to complete the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”). The CMRT facilitates general disclosures and information regarding smelters and refiners that provide materials to the supplier. It includes questions regarding the supplier’s sourcing policy, the engagement process with its direct suppliers, and the identification of the smelters or refiners used by the supplier. The Service Provider reviewed the responses received from our suppliers based on its written review criteria for plausibility, consistency and gaps. If any of the Service Provider’s quality control flags were raised by the responses, the Company’s responsible minerals sourcing project manager (the “project manager”) contacted the supplier for further information or response.

To maximize the number of accurate and complete responses received, outbound e-mail communications sent on our behalf from the Service Provider to suppliers included links to training and education on the completion of the CMRT, as well as access to a resource center designed to address any supplier questions. The Service Provider also provided foreign language support for our international suppliers, including translating survey requests into multiple languages and, upon request, making available experts who are fluent in other languages. Suppliers that required additional information or clarification in order to complete their response were escalated to the project manager for direct assistance. We also conducted an interactive webinar to educate suppliers on, and answer questions about, the Conflicts Mineral Rule, how to complete the CMRT, and the importance of validating smelter information.

Despite our extensive attempts to obtain responses from our suppliers, given the large number of suppliers in our supply chain, it is not feasible to receive survey responses from all our suppliers. Once the Service Provider completes all communications in connection with the initial survey, members of the Company’s procurement team contact non-responsive suppliers who are determined to have a certain volume of sales to the Company (or “spend”), in order to encourage these suppliers to respond. The project manager also contacts certain non-responsive suppliers towards the end of the RCOI. As a result of the actions undertaken during the RCOI, the Company received survey responses from suppliers representing 94% of our in-scope spend.

Based on the RCOI, pursuant to the Conflict Minerals Rule, we exercised due diligence for 2025. These due diligence efforts are discussed below.

III.	DUE DILIGENCE PROGRAM

Design of Due Diligence Measure

Our diligence measures related to 3TG were designed in accordance with the criteria set forth in the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), including the Supplement on Tin, Tantalum, Tungsten, and the Supplement on Gold (Third Edition).

In conformity to the OECD Guidance’s five step process, we designed our due diligence measures to:
1.Establish strong Company management systems;
2.Identify and assess 3TG risks in our supply chain;
3.Design and implement strategies to respond to identified 3TG risks;
4.Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and
5.Report on our 3TG supply chain due diligence activities.

Due Diligence Measures Performed

As our RCOI indicated that some of our products may contain 3TG minerals sourced from the Covered Countries, we performed due diligence measures in line with the five steps outlined above and included the following. These are not all of the discrete steps that were part of our due diligence.

Step One: Establish strong Company management systems.

Thermo Fisher maintains strong management systems for 3TG through an ongoing cross functional project stakeholder group with representation from the necessary internal departments. This group is led by our legal, sustainability and procurement departments, and we employ a dedicated project manager for this process. The project manager provides updates on the program status to appropriate members of management.
Among the elements of our strong Company management systems are:
•The Responsible Minerals Sourcing Statement that describes how we expect to meet our objective for responsible sourcing of materials in our products;
•The Supplier Code of Conduct that requires suppliers to adopt policies and establish systems to procure 3TG and rare earth minerals from sources that do not directly or indirectly finance armed groups in the DRC or other conflict affected and high risk areas and provide supporting data on the supplier’s supply chain for tantalum, tin, tungsten, gold or other requested rare earth minerals to Thermo Fisher when requested;
•Specific language in our forms of master supply agreements and purchasing terms and conditions requiring suppliers to comply with our Supplier Code of Conduct and to enroll in, and maintain, membership with Thermo Fisher’s identified social responsibility and risk platform; and
•A global ethics hotline for suppliers and others to report 3TG issues to the extent they exist.

Our Responsible Minerals Sourcing Statement, Supplier Code of Conduct, contract language, and global ethics hotline are reviewed periodically by the project stakeholder group and revised as needed.

Step Two: Identify and assess 3TG risks in our supply chain.

We do not source the necessary 3TG in the in-scope products that we manufacture directly from mines, smelters or refiners and believe that we are in most cases many levels removed from these market participants. We rely on suppliers whose materials or components are likely to contain 3TG to provide us with information about the origin of 3TG contained in those materials or components; therefore, we use the results of our survey to identify risks to mitigate in our supply chain.

To identify the supplier base to survey, we completed a focused risk assessment involving our product commodity team members. We continue to strive to survey an optimal subset of our supply base by having our product commodity team members with significant experience in their respective areas assign 3TG risk levels for each product commodity classification and actively review and adjust the 3TG risk levels, as appropriate. For the 2025 reporting period, these teams conducted 3TG risk assessments for newly established product classifications developed in connection with the company’s updated taxonomy. We continue to focus our resources on suppliers with the highest risk of utilizing 3TG from a Covered Country.

For the 2025 reporting period, we had 452 in-scope suppliers.

Step Three: Design and implement strategies to respond to identified 3TG risks.

In response to this risk assessment, the Company has developed a risk management plan through which the project team manages our 3TG program. Our mitigation process is triggered when a supplier falls into one of the following categories (which we refer to as being a “high-risk supplier”):
•Suppliers that do not respond to our request for information;
•Suppliers that decline to commit to strengthening their Conflict Minerals program; and
•Suppliers that identify smelters or refiners that are high-risk with respect to conflict sourcing.

Some of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have direct relationships with 3TG smelters or refiners nor do we perform or direct audits of these entities within our supply chain. If a supplier indicated that an identified smelter or refiner was certified as “Conformant,” the Service Provider confirmed that this was so by matching the smelter or refiner name to the RMI listing of “Conformant” smelters and refiners. We work with the Service Provider to determine the status of the smelters and refiners listed in the submitted CMRTs that are not certified as “Conformant” by the RMI, including through our involvement in the RMI as outlined in Step Four.

Building on enhancements implemented during the 2024 reporting period, the Company continued to advance its due diligence processes by obtaining product-level CMRTs from suppliers that had previously provided only company-level responses. In addition, the Company maintained its efforts to minimize the number of high-risk suppliers with which we engage. For example, for future purchasing decisions, our procurement teams continue to use the list of suppliers that responded to our RCOI to inform such decisions.

Additionally, we continue to leverage the RMI’s Risk Readiness Assessment to engage supplier companies beyond the first supply chain tier in order to adopt more progressive risk management practices. Consistent with the Company’s stated due diligence objectives in its Conflict Minerals Report for the 2024 reporting period, the Company also conducted targeted supplier engagement as part of its risk management strategy to encourage the development and continuous improvement of supplier traceability measures.

Step Four: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

We participated in independent third-party audits of smelters and refiners through our membership in the RMI. The RMI’s Responsible Minerals Assurance Process (the “RMAP”) independently audits the source, including mines of origin and chain of custody, of the 3TG minerals used by smelters and refiners that agree to participate in the RMAP. Smelters and refiners are found to be RMAP Conformant once they successfully complete an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment protocol.

In order to further the efforts of the RMI, we are actively participating in the organization’s minerals reporting template team that is revising and testing future 3TG survey templates and we are members of the due diligence practice team which has developed “good practice” guides for encouraging supplier compliance.

In addition, one refiner previously identified as presenting a heightened risk of sourcing from Covered Countries and which had not undergone a due diligence assessment reportedly ceased operations during 2025.

Additionally, the RMI developed content for general supplier training on 3TG due diligence, reporting requirements, and supply chain risks. These training modules, including training targeting smelters and refiners interested in undergoing an RMAP audit, are recorded and posted to the Responsible Business Alliance’s (RBA) eLearning Academy (which is free and available to the public).

Step Five: Report on our 3TG supply chain due diligence activities.

Based on the results of the RCOI and associated supplier due diligence, a Form SD and this Conflict Minerals Report were prepared. This Conflict Minerals Report is posted in the “Responsible Sourcing” section of our Corporate Social Responsibility Reporting Hub on our

public website located at https://corporate.thermofisher.com/us/en/index/corporate-social-responsibility/our-policies.html.

We will continue to develop and build upon our due diligence measures for the current year to increase the number of supplier responses and further understand the smelters and refiners within our supply chain.

IV.	FUTURE DUE DILIGENCE CONSIDERATIONS

In order to enhance our supply chain due diligence practices for the current year, we plan to incorporate the following measures, among others, for compliance in future years:

•Leverage the Company’s other compliance programs to improve response rate and supplier experience;
•Participate in initiatives to encourage smelters and refiners to join the RMI and become Conformant;
•Continue to request that selected suppliers that provided company level information for 2025 provide product level information for 2026, through ongoing outreach with these suppliers; and
•Continue to monitor and encourage the continuing development and progress of traceability measures at suppliers that indicated for 2025 that the source of 3TG was unknown or undeterminable.
•Use enhanced technological tools and resources to support supplier selection decisions.

V.	DUE DILIGENCE RESULTS

We focused our due diligence efforts on the 3TG suppliers that we determined to be high-risk as described in Step Three under the heading, “Due Diligence Program” in Part III of this Report. The majority of these suppliers did not provide product level responses to the RCOI, but rather reported in the aggregate at a company level. As such, we do not know how many of the smelters or refiners reported by these suppliers relate specifically to our supply chain. Nonetheless, the suppliers underwent further due diligence on the source and chain of custody of 3TG in their products. We have received confirmation from 100% of the suppliers that identified smelters or refiners that are high-risk with respect to conflict sourcing that they are either working to resolve the issue or that the smelters have been reported in error and are not in the supply chain.

These suppliers have reported to us the inclusion in their supply chain of 3TG from more than 95% of the smelter or refiner facilities in the world (as recognized by the RMI).

We do not believe that all of these facilities are contributing to the production of Thermo Fisher products. The potential over-reporting of smelter or refiner facilities is a function of our products containing components several steps removed from the facilities and intermediate suppliers failing to provide customer- and product-specific CMRTs to our direct suppliers. In addition, the smelters and refiners reported to us by our suppliers may not be all of the smelters and refiners in our supply chain, since many suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in the in-scope products that we manufactured and not all of the suppliers responded to our inquiries.

For 2025, we were unable to determine the origin of a portion of the 3TG that were necessary to the functionality or production of the products that we contracted to be manufactured. None of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Covered Countries. However, we did not conclude that any of our products were “DRC conflict free.”

Efforts to Determine Mine or Location of Origin

We requested that our suppliers complete the CMRT, which includes the completion of all necessary smelter and refiner identification information. Where a smelter or refiner was identified and was listed as Conformant, we also reviewed information made available by the RMI to its members. If the smelter or refiner was identified but was not listed as Conformant, we worked with the Service Provider to attempt to determine the status of the smelters and refiners. In addition, the Service Provider conducted additional due diligence to determine the location of smelters and refiners that are potentially in our supply chain.

Forward-Looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 are made throughout this Report. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. While the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the Company’s estimates change and readers should not rely on those forward-looking statements as representing the Company’s views as of any date subsequent to the date of the filing of this Report. A number of important factors could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those set forth in our most recent annual report on Form 10-K, which is on file with the SEC and available in the “Investors” section of our website under the heading “SEC Filings” and those detailed under the heading, “Future Due Diligence Considerations” in Part IV of this Report.